SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

LogMeIn, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

54142L109

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 54142L109

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Polaris Venture Partners IV, L.P. (“PVP IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
2,529,664 shares, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM IV, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Alan G. Spoon (“Spoon”), a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
2,529,664 shares, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,529,664

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.39%

12	Type of Reporting Person* PN

CUSIP No. 54142L109

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVP Entrepreneurs IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
47,435 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
47,435 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 47,435

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.21%

12	Type of Reporting Person* PN

CUSIP No. 54142L109

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 shares are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVP Entrepreneurs IV and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 shares are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IVand PVP Entrepreneurs IV and may be deemed to have sole power to dispose of these shares), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,099

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.61%

12	Type of Reporting Person* OO

CUSIP No. 54142L109

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Alan G. Spoon

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote PVP IV’s shares and PVP Entrepreneurs IV’s shares (collectively, the “Fund IV Shares”), Flint, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and McGuire, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and McGuire, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,099

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.61%

12	Type of Reporting Person* IN

CUSIP No. 54142L109

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Terrance G. McGuire

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,099

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.61%

12	Type of Reporting Person* IN

CUSIP No. 54142L109

1	Name of Reporting SS OR I.R.S. Identification No. of Above Person Jonathan A. Flint

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5

Sole Voting Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, McGuire, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	6	Shared Voting Power See response to row 5

7

Sole Dispositive Power
2,577,099 shares, of which 2,529,664 shares are directly owned by PVP IV and 47,435 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, McGuire, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	8	Shared Dispositive Power See response to row 7

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,577,099

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 11.61%

12	Type of Reporting Person* IN

CUSIP No. 54142L109

Item 1(a).	Name of Issuer LogMeIn, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices 500 Unicorn Park Drive Woburn, MA 01801, United States

Item 2(a).

Name of Persons Filing
PVP IV, PVP Entrepreneurs IV, PVM IV, Flint, McGuire and Spoon.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint, McGuire and Spoon, are the sole managing members of PVM IV (the sole general partner of PVP IV and PVP Entrepreneurs IV).  To the extent feasible, PVP Entrepreneurs IV invests alongside PVP IV.

Item 2(b).	Address of Principal Office The address for each of the Reporting Persons is: c/o Polaris Venture Partners 1000 Winter Street Suite 3350 Waltham, MA 02451
Item 2(c).

Citizenship
Flint, McGuire and Spoon are United States citizens.  PVP IV and PVP Entrepreneurs IV are limited partnerships organized under the laws of the State of Delaware.  PVM IV is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities and CUSIP Number Common Stock, $0.01 par value per share
Item 2(e).	CUSIP Number 54142L109

Item 3.	Not Applicable

CUSIP No. 54142L109

Item 4.	Ownership

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 22,203,101 shares of Common Stock outstanding as of October 26, 2009, as reported on LogMeIn, Inc.’s Form 10-Q for the quarter ended September 30, 2009.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2009:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of PVP IV and PVP Entrepreneurs IV, and the limited liability company agreement of PVM IV, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 54142L109

Item 10.	Certification.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2010

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Jonathan A. Flint
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Jonathan A. Flint
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	/s/ Jonathan A. Flint
Managing Member

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

By:	/s/ Alan G. Spoon
Alan G. Spoon

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of LogMeIn, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 9, 2010

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Jonathan A. Flint
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Jonathan A. Flint
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	/s/ Jonathan A. Flint
Managing Member

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire

ALAN G. SPOON

By:	/s/ Alan G. Spoon
Alan G. Spoon